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FILE NO: 55003.19
March 23, 2006
VIA EDGAR
Mr. Owen Pinkerton, Esq.
Mail Stop 4561
United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

RE:	Asset Capital Corporation, Inc. Registration Statement on Form S-11 Pre-Effective Amendment No. 1 filed on February 7, 2006 Registration No. 333-129087
Dear Mr. Pinkerton:
As counsel to Asset Capital Corporation, Inc., a Maryland corporation (the “Company”), we are transmitting the Company’s responses to comments 37, 38 and 39 of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated February 23, 2006. The Company intends to transmit a separate letter setting forth responses to the Staff’s remaining comments in the February 23, 2006 letter concurrently with the filing of Pre-Effective Amendment No. 2 to the Company’s Registration Statement, which the Company anticipates filing within the next two weeks.
For convenience of reference, each of comments 37, 38 and 39 contained in your February 23, 2006 comment letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.
Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

Mr. Owen Pinkerton, Esq.
March 23, 2006

Form S-11
Note 2, Significant Accounting Policies
Basis of Presentation, page F-8
37.	We note from your response to comment 57 that the Company had identical ownership to ACC LLC upon formation. Please further explain how you reached this conclusion in light of your disclosure on page 132 that founders shares were also issued to Messrs. Johnson and Houle.

RESPONSE: The Company respectfully submits that Messrs. Minshall, LeBlanc and Fernau are its founders. Messrs. Johnson and Houle are not our founders and the Company has amended the prospectus to delete any reference to them as founders. In the Company’s response to prior comment 57, it sought to describe and emphasize what it believes was the substance of the formation transactions. Prior to its formation, the Company’s founders each held a one-third interest in ACC, LLC, ACM and ARV/ACC Engineering. In the first phase of its formation transactions, the founders each committed to transfer substantially all of their assets and certain liabilities of each of ACC, LLC, ACM and ARV/ACC Engineering in exchange for a one-third interest in the Company. The Company believes that the transfer of the founders’ ownership interests into the newly formed entity was a transaction without substance and simply represented a change in legal organization. This is similar to a transaction whereby a parent company transfers the net assets of a wholly-owned subsidiary into the parent company and liquidates the subsidiary.

The Company’s sale of its shares to Messrs. Johnson and Houle for $.001 per share is considered an award of stock-based compensation for services rendered and to be rendered. The formation transactions (i.e. the commitment by the Company’s founders to transfer their ownership interests in ACC, LLC, ACM and ARV/ACC Engineering) occurred prior to the award of the stock-based compensation.

38.	We note from your response to comment 57 and 98 that you “believe the Company is a result of a reorganization of ACC, LLC”. The form and substance of the transaction appears to result in an acquisition of each of the Predecessor LLC’s, in which ACC LLC owns a majority of the controlling membership class, rather than an acquisition or reorganization of ACC LLC. Please explain to us how each of the entities ACC, Inc., Predecessor LLC’s, ACM and ARV/ACC Engineering meet the definition of common

Mr. Owen Pinkerton, Esq.
March 23, 2006

control, as defined in EITF 02-5. If you are relying on the criteria for a control group, please tell us whether contemporaneous written evidence of an agreement to vote a majority of the entities’ shares in concert exists and for which periods they were in effect. Please also advise us of the ownership structure of the Predecessor LLC’s, ACM and ARC/ACC Engineering during each of the periods in which you present these entities as a reorganization of entities under common control.
RESPONSE: The Company respectfully submits that it would like to clarify its prior response to prior comments 57 and 98. The Company believes that it was formed as a result of the transaction described in comment 37 above, not as a result of the “reorganization” of ACC, LLC. The Company further believes that the substance of the second phase of its formation was the acquisition by it of the non-controlling interests of each of the Predecessor LLCs.
ACC, LLC owned the managing member interest of each of the Predecessor LLCs. The non-controlling members in each of the Predecessor LLCs were different investors with different ownership percentages. Under EITF 04-5, ACC, LLC as the owner of the controlling member interests would have consolidated the Predecessor LLCs since the non-controlling members did not have substantive rights or kick-out rights.
In summary, the Company believes the accounting treatment it has adopted — accounting for the transfer of assets and liabilities owned by the founders at their predecessor basis and accounting for interests acquired from the non-controlling members of the Predecessor LLCs under the purchase method of accounting — is consistent with the guidance contained in FASB Technical Bulletin 85-5 and para. 11 and Appendix D of FAS 141 and reflects the economic substance of what actually occurred.
39.	We read your response to comment 58. The closing of each acquisition is contingent on certain conditions including the closing of your private placement and receipt of the necessary lender consents. Please tell us how you considered these conditions in reaching your conclusion.

RESPONSE: The Company respectfully submits that it would like to clarify its previous response. During March 2005, the founders had committed to contribute their managing membership interests in the Predecessor LLCs, subject to the completion of the private placement. At June 30, 2005, at the completion of the private placement, the founders were irrevocably committed to the contribution of their managing

Mr. Owen Pinkerton, Esq.
March 23, 2006

membership interests and other interests in the Predecessor LLCs. Since other conditions precedent to the closing of the Predecessor LLCs were normal and customary with little, if any, probability of not occurring, the Company had no reasonable basis to presume that they would not occur and, therefore, did not consider them to be contingencies. With respect to obtaining lender consents, the Company wishes to note this condition precedent to closing could have been obviated by repayment or defeasance of the loans concurrent with the closing of the Predecessor LLCs with the proceeds from the private placement.
If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 804-788-7366.
Very truly yours,
/s/ Daniel M. LeBey
Daniel M. LeBey

cc:	Charito A. Mittelman, Esq. Steven Jacobs Josh Forgione Peter C. Minshall